UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Coast Distribution System, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-9511	94-2490990
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Woodview Avenue, Morgan Hill, California	95037
(Address of principal executive offices)	(Zip Code)

Dennis Castagnola, Executive Vice President – Manufacturing and Product Development	(408) 782-6686
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 C.F.R. 240.13p-1) for the reporting period from: January 1, 2013 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The Coast Distribution System, Inc. (herein referred to as the “Company,” “we,” “us” or “our”) has evaluated our products and supply chain and has determined that certain of the products we contract to manufacture contain one or more “conflict minerals” (as defined in Form SD) that are necessary to the functionality of those products. We have conducted a good faith, reasonable country of origin inquiry regarding the conflict minerals. As a result of the reasonable country of origin inquiry, we exercised due diligence on the source and chain of custody of the conflict minerals using an internationally recognized due diligence framework for that purpose. Based on the due diligence review, we have concluded that the sourcing of the conflict minerals used in those products is presently “DRC conflict undeterminable” (as defined in Form SD).

We have prepared a Conflict Minerals Report to disclose the findings of our due diligence process. A copy of the Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD and is publicly available under the “Products” tab on our website located at www.coastdistribution.com.

Item 1.02	Exhibits

See The Coast Distribution System, Inc. Conflict Minerals Report filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

Exhibit 1.02	The Coast Distribution System, Inc. Conflict Minerals Report (as required by Items 1.01 and 1.02 of this Form SD).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Coast Distribution System, Inc.

Date: June 2, 2014	By:	/s/ DENNIS CASTAGNOLA
	Name:	Dennis Castagnola
	Its:	Executive Vice President - Manufacturing and Product Development